UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2026 Mizuho Financial Group, Inc.

By:	/s/ Makoto Samejima
Name:	Makoto Samejima
Title:	Senior Managing Corporate Executive / Group CFO

May 15, 2026

Company name:	Mizuho Financial Group, Inc.
Representative:	Masahiro Kihara, President & Group CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock code:	8411 (Prime Market of Tokyo Stock Exchange)

Notice regarding difference in consolidated financial results for fiscal years ended March 31, 2025 and March 31, 2026

Mizuho Financial Group, Inc. hereby announces that the Ordinary Profits in its consolidated financial results for the fiscal year ended March 31, 2026 have exceeded a 30% percentage change when compared to those for the fiscal year ended March 31, 2025. Accordingly, it is issuing this separate notice as required by the Securities Listing Regulations of the Tokyo Stock Exchange.

1.	Difference in results for fiscal years ended March 31, 2025 and March 31, 2026

	Ordinary Income	Ordinary Profits	Profit Attributable to Owners of Parent	Earnings per Share

Fiscal year ended March 31, 2025 / Previously announced forecasts* (JPY) (A)	9,030,374 million	1,168,141 million	1,130,000 million	453.49

Fiscal year ended March 31, 2026 (JPY) (B)	9,085,438 million	1,573,159 million	1,248,632 million	502.92

Change (B)-(A)	55,063	405,018	118,632	49.43

Percentage change (%)	0.6	34.6	10.4	10.8

* Profit Attributable to Owners of Parent and Earnings per Share in this row are forecasts for the fiscal year ended March 31, 2026, originally announced on November 14, 2025.

2.	Reason for difference

The increase in ordinary profits was mainly due to factors including strong growth in Fee business both in and outside Japan, and profits from the sale of cross-holding stocks.

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